Exhibit 12.1

Simmons First National Corporation

 Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Three Months Ended
(In thousands, except ratios)	March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Fixed Charges:
Interest on deposits	$4,204	$3,654	$15,217	$15,248	$9,079	$8,399	$10,625
Interest on borrowings	1,843	1,736	6,582	7,105	4,892	3,864	4,992
Estimated interest on rental expense	569	558	2,301	2,167	1,663	1,264	936
Fixed charges before preferred stock dividends	6,616	5,948	24,100	24,520	15,634	13,527	16,553
Preferred stock dividends pre-tax income requirements	-	39	39	423	-	-	-
Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	6,616	5,988	24,140	24,943	15,634	13,527	16,553
Less: Interest on deposits	4,204	3,654	15,217	15,248	9,079	8,399	10,625
Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$2,412	$2,334	$8,923	$9,695	$6,555	$5,128	$5,928

Earnings:
Pretax income from continuing operations	$31,811	$35,099	$143,414	$107,007	$50,290	$32,536	$40,015
Fixed charges including interest on deposits	6,616	5,948	24,100	24,520	15,634	13,527	16,553
Earnings, including interest on deposits (C)	38,427	41,047	167,514	131,527	65,924	46,063	56,568
Less: Interest on deposits	4,204	3,654	15,217	15,248	9,079	8,399	10,625
Earnings, excluding interest on deposits (D)	$34,223	$37,393	$152,297	$116,279	$56,845	$37,664	$45,943

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	5.81	6.86	6.94	5.27	4.22	3.41	3.42
Excluding interest on deposits (D / B)	14.19	16.02	17.07	11.99	8.67	7.35	7.75